UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________

SCHEDULE TO

(Amendment No. 19)

Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

_____________________________________

STRATASYS LTD.
(Name of Subject Company (Issuer))

NANO DIMENSION LTD.
(Name of Filing Person (Offeror))
_____________________________________

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M85548101
(CUSIP Number of Class of Securities)

Yael Sandler
Chief Financial Officer
Nano Dimension Ltd.
2 Ilan Ramon, Ness Ziona
7403635, Israel
Telephone: +972-73-7509142
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

_____________________________________

With copies to:

Oded Har-Even, Esq.
Howard Berkenblit, Esq.
Angela Gomes, Esq.
Eric Victorson, Esq.
Sullivan & Worcester LLP
1633 Broadway
New York, NY 10019
Telephone: (212) 660-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 19 (this “Amendment No. 19”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and, together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by Nano Dimension Ltd., a company organized under the laws of the State of Israel (“Nano”), with the U.S. Securities and Exchange Commission (the “SEC”) on May 25, 2023, as subsequently amended and supplemented. The Schedule TO relates to the offer (the “offer”) by Nano to purchase up to 25,266,458 of the outstanding ordinary shares, NIS 0.01 par value per share, of Stratasys Ltd. (“Stratasys” and “Stratasys Shares,” respectively), not already owned by Nano, such that Nano would own up to and no more than 51% of the outstanding Stratasys Shares upon consummation of the offer, with a minimum condition of owning at least 46% of the outstanding Stratasys Shares upon consummation of the offer, but in any event no less than 5% of the outstanding Stratasys Shares are tendered in the offer, at the price of $25.00 per Stratasys Share, to the seller in cash, less any required withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2023 (the “Original Offer to Purchase”), as further amended and supplemented by the Supplement to Offer to Purchase, dated June 27, 2023 (the “First Supplement to Offer to Purchase”), as further amended and supplemented by the Second Supplement to Offer to Purchase, dated July 10, 2023 (the “Second Supplement to Offer to Purchase”), as further amended and supplemented by the Third Supplement to Offer to Purchase, dated July 18, 2023 (the “Third Supplement to Offer to Purchase” and, together with the Original Offer to Purchase, the First Supplement to Offer to Purchase and the Second Supplement to Offer to Purchase, the “Offer to Purchase”), and in the related Third Amended Letter of Transmittal, dated July 18, 2023 (the “Third Amended Letter of Transmittal”).

This Amendment No. 19 is being filed to announce the expiration of the offer and to amend and supplement Items 1 through 9 and Item 11 of the Schedule TO as provided below. The full text of the press release issued by Nano announcing the results of the offer is filed as Exhibit (a)(5)(NN) and is incorporated herein by reference.

Except as otherwise set forth in this Amendment No. 19, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference in response to all of the items of the Schedule TO and is amended and supplemented by the information specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 19 together with the Schedule TO and the Offer to Purchase.

ITEMS 1 THROUGH 9 AND ITEM 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraph thereto:

“The offer expired as scheduled at 11:59 p.m., New York time, on July 31, 2023 and was not further extended. The Depositary has advised Nano that, as of 11:59 p.m., New York time, on July 31, 2023, 3,408,322 Stratasys Shares had been validly tendered and not properly withdrawn pursuant to the offer and 445,533 Stratasys Shares had been tendered pursuant to Notices of Guaranteed Delivery, representing approximately 5.6% of the outstanding Stratasys Shares. The number of Stratasys Shares validly tendered and not properly withdrawn prior to the Expiration Date did not satisfy the Minimum Condition. Further, the Stratasys Board did not terminate the Rights Plan nor redeem the Rights issued and outstanding under the Rights Plan, or otherwise render it inapplicable to the offer. Accordingly, the Minimum Condition and the Rights Plan Condition were not satisfied nor waived at the close of the Offer Period and the offer expired with no shares being accepted. On the same day, we issued a press release announcing the foregoing. We have instructed the Depositary to promptly return all Stratasys Shares validly tendered and not properly withdrawn to the tendering shareholders, without any action required on the part of the tendering shareholders.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

NO.	DESCRIPTION
(a)(5)(NN)	Press Release issued by Nano on August 1, 2023.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

NANO DIMENSION LTD.
By:	/s/ Yael Sandler
Name:	Yael Sandler
Title:	Chief Financial Officer

Dated: August 1, 2023

EXHIBIT INDEX

NO.	DESCRIPTION
(a)(1)(A)*	Offer to Purchase dated May 25, 2023.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Notice of Objection.
(a)(1)(G)*	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).
(a)(1)(H)*	Summary Advertisement as published in the New York Times on May 25, 2023.
(a)(1)(I)*	First Supplement to Offer to Purchase, dated June 27, 2023.
(a)(1)(J)*	First Amended Letter of Transmittal.
(a)(1)(K)*	First Amended Form of Notice of Guaranteed Delivery.
(1)(1)(L)*	First Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(M)*	First Amended Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(N)*	First Amended Notice of Objection.
(a)(1)(O)*	Second Supplement to Offer to Purchase, dated July 10, 2023.
(a)(1)(P)*	Second Amended Letter of Transmittal.
(a)(1)(Q)*	Second Amended Form of Notice of Guaranteed Delivery.
(a)(1)(R)*	Second Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(S)*	Second Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(T)*	Second Amended Notice of Objection.
(a)(1)(U)*	Third Supplement to Offer to Purchase, dated July 18, 2023.
(a)(1)(V)*	Third Amended Letter of Transmittal.
(a)(1)(W)*	Third Amended Notice of Guaranteed Delivery.
(a)(1)(X)*	Third Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(Y)*	Third Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(Z)*	Third Amended Notice of Objection.
(a)(5)(A)*	Press Release issued by Nano on May 25, 2023.
(a)(5)(B)*	Investor Presentation by Nano, dated May 25, 2023.
(a)(5)(C)*	Press Release issued by Nano on May 30, 2023.
(a)(5)(D)*	Investor Presentation by Nano, dated May 30, 2023.
(a)(5)(E)*	Transcript of conference call held by Nano on May 30, 2023.
(a)(5)(F)*	Press Release issued by Nano on June 8, 2023.
(a)(5)(G)*	Investor Presentation by Nano, dated June 8, 2023.
(a)(5)(H)*	Form of E-mail sent by Nano to certain Stratasys shareholders on June 8, 2023.
(a)(5)(I)*	Special Tender Offer Information Website, launched by Nano, as amended on June 29, 2023.
(a)(5)(J)*	Press Release issued by Nano on June 13, 2023.
(a)(5)(K)*	Form of E-mail sent by Nano to certain Stratasys shareholders on June 13, 2023.
(a)(5)(L)*	Digital Advertising Campaign, launched by Nano, on June 13, 2023.
(a)(5)(M)*	Digital Advertising Campaign, continued by Nano, on June 14, 2023.
(a)(5)(N)*	Press Release issued by Nano on June 15, 2023.
(a)(5)(O)*	Transcript of Video Message to Stratasys Shareholders, released by Nano, on June 15, 2023.
(a)(5)(P)*	Press Release issued by Nano on June 21, 2023.

NO.	DESCRIPTION
(a)(5)(Q)*	Special Tender Offer Information Website, FAQ Page, launched by Nano, as amended on June 21, 2023.
(a)(5)(R)*	Digital Advertising Campaign, continued by Nano, on June 21, 2023.
(a)(5)(S)*	Press Release issued by Nano on June 27, 2023.
(a)(5)(T)*	Special Tender Offer Information Website, launched by Nano, as amended on June 27, 2023.
(a)(5)(U)*	Digital Advertising Campaign, continued by Nano, on June 27, 2023.
(a)(5)(V)*	Press Release issued by Nano, on June 29, 2023 (incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC by Nano on June 29, 2023).
(a)(5)(W)*	Investor Presentation by Nano, dated June 29, 2023 (incorporated by reference to Exhibit 99.2 to Form 6-K filed with the SEC by Nano on June 29, 2023).
(a)(5)(X)*	Transcript of conference call held by Nano on June 29, 2023.
(a)(5)(Y)*	Nano response to analyst report, dated July 5, 2023.
(a)(5)(Z)*	Press Release issued by Nano on July 10, 2023.
(a)(5)(AA)*	Special Tender Offer Information Website, launched by Nano, as amended on July 18, 2023.
(a)(5)(BB)*	Digital Advertising Campaign, continued by Nano, on July 18, 2023.
(a)(5)(CC)*	Press Release issued by Nano on July 17, 2023.
(a)(5)(DD)*	Press Release issued by Nano on July 17, 2023.
(a)(5)(EE)*	Press Release issued by Nano on July 18, 2023.
(a)(5)(FF)*	Press Release issued by Nano on July 18, 2023.
(a)(5)(GG)*	Press Release issued by Nano on July 19, 2023.
(a)(5)(HH)*	Press Release issued by Nano on July 20, 2023.
(a)(5)(II)*	Press Release issued by Nano on July 25, 2023.
(a)(5)(JJ)*	Transcript of Video Message to Stratasys Shareholders, released by Nano, on July 25, 2023.
(a)(5)(KK)*	Investor Presentation by Nano, dated July 25, 2023.
(a)(5)(LL)*	Press Release issued by Nano on July 26, 2023.
(a)(5)(MM)*	Press Release issued by Nano on July 28, 2023.
(a)(5)(NN)**	Press Release issued by Nano on August 1, 2023.
(b) – (h)	Not applicable.
107*	Filing Fee Table, as amended on July 20, 2023.

____________

*        Previously filed.

**      Filed herewith.